[AMERICAN SAFETY LETTERHEAD]

September 16, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mary Fraser

Re:	American Safety Insurance Holdings, Ltd. (CIK No. 0000783603)
American Safety Holdings Corp. (CIK No. 0001192309)
American Safety Capital Trust I (CIK No. 0001192308)
Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), American Safety Insurance Holdings, Ltd. (f/k/a American Safety Insurance Group, Ltd.), American Safety Holdings Corp. and American Safety Capital Trust I (collectively, the “Company”) hereby request the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-100065, 333-100065-01 and 333-100065-02) originally filed with the Securities and Exchange Commission on September 24, 2002 and amended on November 5, 2002 and December 17, 2002 due to one of our co-managers withdrawing from the transaction. None of the securities covered by such Registration Statement were offered for sale or sold; and we sent a letter to the Staff dated March 11, 2003, advising the Staff of our intention not to immediately proceed with the offering.

Please provide the Company and the Company’s counsel, W. Brinkley Dickerson, Esq., Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Mr. Dickerson at (404) 885-3822 or the undersigned at (770) 485-4346.

Very truly yours,
American Safety Insurance Holdings, Ltd.
(f/k/a American Safety Insurance Group, Ltd.)
By:	/s/ Stephen R. Crim
Stephen R. Crim
President and Chief Executive Officer

American Safety Holdings Corp.
By:	/s/ Stephen R. Crim
Stephen R. Crim
President and Chief Executive Officer
American Safety Capital Trust I
By:	American Safety Holdings Corp., as Depositor
By:	/s/ Stephen R. Crim
Stephen R. Crim
President and Chief Executive Officer

cc:	W. Brinkley Dickerson, Esq.
Paul D. Freshour, Esq.